UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

ASX ANNOUNCEMENT
8 October 2026
Elevra Signs Spodumene Supply
Agreement with LG Energy Solution
North American lithium producer Elevra Lithium Limited (“Elevra”) (ASX:ELV; NASDAQ:ELVR) is pleased to announce that it has executed a binding Spodumene Concentrate Supply Agreement (the “Agreement”) with LG Energy Solution for the supply of spodumene concentrate produced at North American Lithium (“NAL”) in Québec.
The Agreement provides for the aggregate supply of 240,000 dry metric tonnes (“dmt”) of spodumene concentrate over a three-year term commencing from the date of the first shipment, which is expected to be delivered in calendar year 2026.
The contracted base quantity of 240,000 dmt, comprises:
•	30,000 dmt in 2026;
•	60,000 dmt in 2027 and 2028; and
•	90,000 dmt in 2029.
In addition to the contracted base quantity, Elevra may supply up to 90,000 dmt of optional volume over the three-year term, subject to agreement between both parties.
The Agreement establishes a market-linked pricing for spodumene concentrate adjusted for lithium content.
This three-year Agreement with LG Energy Solution is aligned with Elevra’s commercial strategy to prioritise establishing strategic customer relationships while developing a more diversified and market-aligned sales portfolio for NAL with improved commercial terms.
Elevra’s Managing Director and Chief Executive Officer, Mr. Lucas Dow, said: “This agreement with LG Energy Solution represents an important step in implementing the commercial strategy we outlined with our FY26 annual results. It provides Elevra with a committed customer for a meaningful portion of NAL’s production while retaining exposure to spodumene concentrate market pricing.
“Securing a leading global battery manufacturer as a customer further strengthens the commercial position of NAL and supports our strategy of building a diversified portfolio of high-quality customers as we increase production and progress the NAL expansion.”
Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.
About Elevra Lithium
Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and a joint venture in Western Australia.
Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium Project (100%) in the United States.
For more information, please visit us at www.elevra.com or contact:
Andrew Barber
 Investor Relations
PH: +617 3369 7058

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ELEVRA LITHIUM LIMITED

Date: October 8, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel